Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045


06019363

MISYS

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk

SUPPL

15 December 2006

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 and 15 December inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

REG-Misys: Holding(s) in Company <MSY.L>
Released: 04/12/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    30.11.06

12. Total holding following this notification

    MATERIAL - 25,914,164

    NON-MATERIAL - 64,530,361

    TOTAL -90,444,525

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    18.07%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 4 December 2006

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 29November 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Switzerland	2,992,763
UBS AG Global Asset Management	4,440,843
UBS Fund Management (Switzerland) AG	1,222,817
UBS Fund Services (Luxembourg) SA	13,859,046
UBS Global Asset Management (Americas) Inc.	445,475
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,580,857
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	35,618,936
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	272,945
Sub Total	64,530,361
Material Interest	
UBS AG London Branch	22,122,481
UBS Global Asset Management (Life) Ltd	3,791,683
Sub Total	25,914,164
TOTAL	90,444,525

END



REG-Misys: Treasury Stock <MSY.L>
Released: 04/12/2006

Transfer of Shares held in Treasury
Misys plc announces that on 4 December 2006 it transferred to the Trustee of the Misys Employees Share Trust, on behalf of participants in its employee share schemes, 10,585 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,955,012 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,772,024.
04.12.06
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 05/12/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 5 December 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
5 December 2006	100,000	n/a	40,000	£2.1325

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,888,956 ordinary shares representing 3.96% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

MISYS  Search this site

REG-Misys: Treasury Stock <MSY.L>
Released: 05/12/2006

Transfer of Shares held in Treasury
Misys plc announces that on 5 December 2006 it transferred to the Trustee of the Misys Employees Share Trust, on behalf of participants in its employee share schemes, 6,712 ordinary shares at nil cost. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of treasury, Misys plc holds a total of 50,948,300 ordinary shares in treasury. The total number of ordinary shares in issue (excluding treasury shares) is 500,778,736.
05.12.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 07/12/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.L.C.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   1. VALUEACT CAPITAL MASTER FUND, L.P. - 33,690,344 SHARES

   2. VALUEACT CAPITAL MASTER FUND III, L.L.C. - 8,844,500 SHARES

5. Number of shares/amount of stock acquired

   1. 6,777,000

   2. 0

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   1. 1.35%

   2. 0.00%

7. Number of shares/ amount of stock disposed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    07.12.06

12. Total holding following this notification

    42,534,844

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    1. 6.73%

    2. 1.77%

    TOTAL 8.5%

14. Any additional information

15. Name of contact and telephone number

for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

    ANDREA GRAY

Date of notification: 07 December 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END



REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 07/12/2006

Director/PDMR Shareholding
Misys plc ("Misys") announces that it received notification on 7 December 2006 of a dealing in Misys 1p ordinary shares by ValueAct Capital acting through ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.L.C. ("ValueAct").
Mike Lawrie is a director of Misys plc and as an investor in ValueAct is deemed to have an interest in the Misys shares held by ValueAct.
Following the above transaction, and for the purposes of s.324 of the Companies Act 1985,
Mike Lawrie is deemed to have an interest in 33,289 Misys 1p ordinary shares, being his proportionate interest in the total number of shares held by ValueAct. His interest represents 0.006% of Misys's issued share capital.
07.12.06
END



REG-Misys: Treasury Stock <MSY.L>
Released: 07/12/2006

Transfer of Shares held in Treasury
Misys plc announces that on 7 December 2006 it transferred to participants in its employee share schemes 12,792 ordinary shares at prices between 140p and 189p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,935,508 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,791,528.
7.12.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 11/12/2006

RECEIVED
2006 DEC 19 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

MISYS plc

2. Name of shareholder having a major interest

THE GOLDMAN SACHS GROUP INC ("GSGI") THROUGH ITS WHOLLY-OWNED INDIRECT SUBSIDIARY, GOLDMAN SACHS INTERNATIONAL ("GSI")

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

GSGI INTERESTED BY ATTRIBUTION ONLY DUE TO BENEFICIAL INTEREST HELD BY GSI

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

GOLDMAN SACHS INTERNATIONAL

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

11.12.06

12. Total holding following this notification

15,683,010

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.13%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 11 DECEMBER 2006

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)

Enquiries: Company Monitoring and Enquiries; UK Listing Authority

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 11/12/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    08.12.06

12. Total holding following this notification

    MATERIAL - 25,040.979

    NON-MATERIAL - 60,446,678

    TOTAL -85,487,657

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    17.07%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 11 December 2006

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 07 December 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	4,477,521
UBS Fund Management (Switzerland) AG	1,222,817
UBS Fund Services (Luxembourg) SA	13,846,046
UBS Global Asset Management (Americas) Inc.	445,475
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,580,857
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	34,529,838
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	247,445
Sub Total	60,446,678
Material Interest	
UBS AG London Branch	21,249,296
UBS Global Asset Management (Life) Ltd	3,791,683
Sub Total	25,040,979
TOTAL	85,487,657

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 14/12/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 14 December 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
14 December 2006	77,082	n/a		
14 December 2006	115,319			

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,696,555 ordinary shares representing 3.93% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END



REG-Misys: Trading Statement <MSY.L>
Released: 15/12/2006

FOR IMMEDIATE RELEASE
15 DECEMBER 2006

MISYS plc
TRADING STATEMENT

Misys plc, the global software and solutions company, today (15 December 2006) issues a trading update for the six months ended 30 November 2006. Misys plc interim results will be announced on 18 January 2007.

Commenting on the trading update, Mike Lawrie, Chief Executive, Misys, said: "The trading update shows that our Banking businesses are making progress while our Healthcare business is behind the performance of its peers. We are taking action to remedy this.

Misys is a business with great assets and opportunities; our task is to leverage these to drive real sustainable shareholder value. Since I joined Misys six weeks ago we have launched a number of initiatives to improve performance and confidence in the business."

The figures in this trading update are unaudited and have been prepared in accordance with IFRS.

Financial and business highlights

* Adjusted basic EPS* expected in the range of 5.5p to 6.0p per share
* Banking (like for like**): ILF order intake inline with last year at £36m, total revenues up 7%
* Healthcare (like for like**): ILF order intake down 23% at £21m, total revenues down 3%
* Strong growth in maintenance revenue streams in our Banking and Healthcare divisions
* Sesame: strong operating profit improvement

* Adjusted basic EPS is calculated pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles and is based on an average number of shares in issue of 478m.
** Where like for like data is provided, it is at constant exchange rates and excludes disposals and non comparable periods in respect of acquisitions

Further information on the results for the period under review on both an as reported and like for like basis is contained in the Notes to this trading update. Operating margin information is presented on an adjusted basis, being pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.

Unless otherwise stated all figures in the paragraphs below refer to like for like data.

Group operating performance

Both our core businesses are in attractive and growing markets. In Banking, customer response to our rejuvenated Treasury & Capital Markets portfolio continues to be positive and its leadership has capitalised on a buoyant global market with sales to a number of new name customers. Core Banking is making good progress, following its creation in Spring 2006, which streamlined our retail and wholesale operations.

In Healthcare, as previously indicated in our October Trading Update, ILF order intake in Physician Systems has slowed significantly and it is now clear that ILF order intake across the division as a whole has been behind the performance of the market. This has resulted from various factors. Internally, we had a number of sales execution issues such as changes to the sales force deployment models and compensation schemes. These were compounded by external factors such as the uncertainty around the Offer Process relating to Misys plc and increased pricing and competitive pressure at the small community physicians end of the

market.
A number of actions have been taken in order to address these issues and improve Healthcare's performance. These have included management change within the Physicians business, the introduction of new integrated sales disciplines and action to increase lead generation and improve pipeline management. Misys Vision is now also being sold into the mid-market to improve our competitive position. The relaxation of the Stark laws now allows hospitals to subsidise electronic medical record (EMR) purchases for physicians in the community which will change the dynamics of this market. This has resulted in an opportunity for us to sell Misys EMR via hospitals.
We believe we have begun to see some benefit from the actions taken to date. Whilst it is too early to tell if these actions will, over time, fully address the shortfall, the early indications are encouraging.
Misys Banking Systems
Revenues were up 7%, and on an as reported basis revenues were also up 7%. ILF revenues increased by 7% and ILF order intake was the same as in the comparable period last year.
As a result of the larger professional services element in our recent contracts, professional services revenues increased by 11%. Maintenance revenues increased by 5% which is above the growth levels we have seen in recent years.
Operating margin is expected to be between 14% and 15%, in comparison with 12% in the comparable period last year.
Misys Healthcare Systems
Revenues were down 3%, and on an as reported basis revenues were down 6%. ILF revenues were down 15% and ILF order intake decreased by 23%. As a result of the lower ILF revenues and order intake professional services revenues decreased by 11%.
Despite the ILF performance, maintenance revenues continued to grow, increasing by 9%. We have begun to see the benefits of the Payerpath acquisition with transaction processing revenues 7% higher on an as reported basis, 2% higher on a like for like basis.
As previously announced, the purchase of Payerpath, together with other assets in the physicians market which we acquired towards the end of the last financial year, is expected to give rise to operating losses of £3m in the year to 31 May 2007 with £2m of this incurred in the first half of the year. Thereafter, we expect Payerpath to contribute to operating profit. To date we have exceeded our projections at the time of acquisition in selling the Payerpath product to our existing customer base and have realised price improvement in line with our expectations
Operating margin is expected to be around 13% compared to 15% in the same period last year as a result of the impact of the acquisitions, without which it would have remained at around 15%.
Sesame
Sesame has capitalised on positive market sentiment and strong demand for key products, with improved productivity as a key success driver.
Revenues in Sesame were 3% higher than in the comparable period in the prior year which primarily reflects an increase in Registered Individual (RI) productivity. Around 1,450 financial advisers have been recruited into the Sesame Select open multi-tie proposition. As expected, a number of these advisers have transferred from our existing propositions, contributing to a reduction in the membership of both Sesame Network and Sesame Direct. Operating margin improved to just over 4% compared to 2% in the first half of last year.
Group Costs
Group costs will be approximately £2m above the same period last year. This includes £1.1m for payments to Kevin Lomax in relation to his stepping down as Chief Executive on 2 October 2006, in line with his contractual entitlements, which includes a deferred mitigation element. In addition there is a non-cash accounting charge of £0.4m relating to his share option entitlements
The first half total also includes consultancy costs relating to a number of initiatives commenced in November 2006.
Exceptional items
An analysis of exceptional items can be found in the Notes to this trading update; the principal item relates to the costs of the terminated Offer Process of £4m.
Foreign exchange
Retranslating the results for the six months to November 2005 using the average exchange rates for the six months to November 2006 decreases 2005 revenues by £ 10m and adjusted operating profit by £2m and this is reflected in the like for like comparative results. The most significant impact is from the movement in the US dollar, where the average exchange rate for the six months to November

2006 was US$1.8748:£1 compared to US$1.7775:£1 for the six months to November 2005. The US$ exchange rate at 30 November 2006 was US$1.9691:£1. If we were to retranslate our 2006 results at the closing exchange rates at 30 November 2006 instead of the average rates for the period this would result in revenue and adjusted operating profit decreasing by approximately £9m and £1m respectively.

ENDS

A conference call for analysts and investors will be held at 8.30am today. To access this call please dial +44 (0) 1452 541 076. The call will be available for replay from later today until the 12 January 2007 on +44 (0) 1452 550000; Passcode 4397757#.

For further information, please contact:

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

NOTES

These Notes are provided to assist assessment of the performance of the Group from this trading update.

All figures below are unaudited and are prepared in accordance with IFRS. The data below have been provided on both an as reported basis and on a like for like basis. In this trading update the like for like numbers illustrate the underlying trading performance of the Group in the period under review. The like for like results exclude the results for discontinued businesses and the non-comparable periods of businesses acquired in the current and prior periods. Like for like figures are quoted in sterling using average exchange rates for the period ended 30 November 2006. Operating margin information is presented on an adjusted basis, being pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.

GROUP

CONTINUING OPERATIONS	AS REPORTED		LIKE FOR LIKE
	H1: 2006	H1: 2007	H1: 2007
	£m	% Change £m	% Change £m
REVENUE			
Group total	464.5	1%	2%
Banking	124.8	7%	7%
Healthcare	155.8	(6%)	(3%)
Sesame	183.9	2%	3%
Group operating margin	8.0%	Between 8% and 9%	

Net interest payable and other finance costs are expected to be a little over £ 6m.

Adjusted basic EPS for the period is expected to be in the range of 5.5p to

6.0p per share, based on a weighted average number of shares in issue of 478m, compared to 485m for the comparable period last year.
The following items have not been included in the above results due to their one off nature and will be classified as exceptional items within our financial statements.

	H1: 2006	H1: 2007
	£m	£m
Terminated Offer Process	-	(4)
Profit on disposal of associate	7	-
(Loss) profit on disposal of businesses	(3)	1
	4	(3)

During the second half of 2006 the Group disposed of its General Insurance business, which is disclosed as a discontinued operation within the financial statements. The General Insurance business contributed profit before taxation of £7m in the first half of last year, these profits being included within adjusted EPS.

BANKING

	AS REPORTED			LIKE FOR LIKE	
	H1: 2006	H1: 2007		H1: 2007	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	124.8	7%		7%	
Initial Licence Fees (ILF)	36.9	5%		7%	
Maintenance	59.5	3%		5%	
Professional Services	22.9	15%		11%	
ILF order intake	36	(1)%	36	0%	36
Closing ILF order book	31	(14%)	27	(8%)	27
Operating margin	11.5%	Between 14% and 15%			

HEALTHCARE

	AS REPORTED			LIKE FOR LIKE	
	H1: 2006	H1: 2007		H1: 2007	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	155.8	(6%)		(3%)	
Initial Licence Fees (ILF)	28.5	(19%)		(15%)	
Maintenance	59.7	4%		9%	
Professional Services	17.2	(16%)		(11%)	
Transaction Processing	33.5	7%		2%	
ILF order intake	28	(27%)	21	(23%)	21
Closing ILF order book	31	(23%)	24	(13%)	24
Operating margin	14.8%	around 13%			

SESAME

AS REPORTED	LIKE FOR LIKE

	H1: 2006	H1: 2007		H1: 2007	
	£m	% Change	£m	% Change	£m
Total revenue	183.9	2%		3%	
Operating margin	2.0%		around 4%		

	Closing number of RIs			Average number of RIs	
	30 November 2005	31 May 2006	30 November 2006	H1: 2006	H1: 2007
Sesame Network	4,750	4,300	3,900	4,950	4,150
Sesame Direct	3,050	2,400	2,500	3,100	2,400
Sesame Select	-	700	1,450	-	950
Total	7,800	7,400	7,850	8,050	7,500

ADDITIONAL INFORMATION

	H1: 2006	H1: 2007
	£m	£m
Capitalisation of developed software	9	8
Amortisation of developed software	2	3
Share-based payment charge	6	3

FOREIGN EXCHANGE

The principal foreign exchange rates used by the Group are detailed in the table below.

	At 30 November 2005		At 30 November 2006	
	Closing	Average	Closing	Average
US Dollar	1.7310	1.7775	1.9691	1.8748
Euro	1.4682	1.4714	1.4851	1.4730

END